Wix Announces Changes to Board of Directors to Support New Phase of Value Creation

Gavin Patterson, previously of Salesforce and Francesco de Mojana, previously of Permira, to join Wix’s Board of Directors

NEW YORK, March 8, 2023 - Wix.com Ltd. (Nasdaq: WIX), today announced changes to its Board of Directors. The announced changes are part of Wix’s track record of regularly refreshing and enhancing its board to closely align with the changing operating environment as well as its current strategic objectives, balancing stability and expertise with change and adaptability. Additionally, these changes support Wix’s continued transition to a new phase of value creation focused on product-led growth with sustained profitability and a commitment to achieving "Rule of 40" in 2025.

In these efforts, Wix announced the appointment of Gavin Patterson and Francesco de Mojana to Wix’s Board of Directors. In addition to their general board responsibilities, de Mojana will join the Audit Committee and Patterson will join the Compensation Committee. This reinforces Wix’s commitment to a strong, independent board focused on the long-term performance of the Company.

Wix also announced the resignation of Yuval Cohen and Roy Saar from the Board after many years of dedicated service. These changes are effective as of March 8, 2023.

These new board members were carefully and strategically chosen to guide and support the Wix management team with key incremental skill sets. Gavin’s history of operating experience and strategic execution as well as his expertise in enterprise software will be invaluable in guiding the Wix executive team as the company continues to grow. With a strong track record of implementing operating efficiencies and cost management, Francesco will bring a valuable set of skills to Wix’s management at a time when improving margins is a key priority. These added diverse experiences support the Company’s continued focus on balancing growth and sustained profitability and will help maximize Wix’s long-term potential.

Gavin Patterson brings to Wix decades of extensive operating experience across software, media, telecommunications and technology. Patterson has a proven track record of strategic execution and leadership as the former President and Chief Revenue Officer at Salesforce, where he led worldwide sales and distribution of Salesforce products and services. In addition, as the former CEO of BT Group, where he completed the UK rollout of superfast fiber and started the deployment of ultrafast fiber, led the £15 billion acquisition of EE, launched BT Sport and expanded BT’s cyber security practice, Patterson will also bring unmatched expertise in scaling up businesses.

Francesco de Mojana brings over 25 years of experience in managing costs, a keen focus on implementing operational efficiencies and a history of expanding margins as a private equity investor, consultant and entrepreneur. As a former partner at Permira, where he led over €1.5 billion in investments, and as a management consultant at McKinsey, de Mojana brings to Wix deep expertise in implementing strategies that instill operational excellence and expand margins and profitability. As a founder and COO of a knowledge management software company sold to Telefonica Group, de Mojana will also bring extensive knowledge of operating a software technology organization.

"We could not be more excited to welcome directors of the caliber of Gavin and Francesco to our board of directors at a pivotal time in Wix’s evolution as we continue to focus on profitable growth while scaling our business," said Mark Tluszcz, Chairman of Wix. "Collectively, they add to the Board a deep and broad base of incremental knowledge and experience that we will greatly benefit from as we continue to execute on our long-term plan."

"Additionally, we want to thank Yuval and Roy for their many years of dedicated service and meaningful contributions," continued Tluszcz. "Wix has benefited greatly from their depth of knowledge and invaluable guidance. Their expertise was critical as we navigated the pathway of growth over the past 10+ years and saw us through many incredible milestones."

About Gavin Patterson

Gavin Patterson brings extensive operating experience across software, media, telecommunications and technology.

Gavin Patterson served as the President and Chief Revenue Officer of Salesforce.com, Inc. (NYSE: CRM) from August 2020 to January 2023 and in various other management positions in Salesforce from August 2019. Previous to that, he served as Chief Executive of BT Group plc (LSE: BT.A) from September 2013 to January 2019 and served on the board from May 2013 to January 2019. He is Chair of Business in the Community, a non-profit in the United Kingdom, serves on the Governing Council of The London School of Economics and sits on the boards of several companies, including Elixirr Consulting, an AIM listed business consulting firm; Mobileum, a supplier of software and services to telcos, and Fractal Analytics, a provider of artificial intelligence and advanced analytics. He holds a MEng in Chemical Engineering from Cambridge University.

About Francesco de Mojana

Francesco de Mojana brings over 25 years of experience as a private equity investor, consultant and entrepreneur.

Francesco de Mojana currently serves as the Founder and CEO of Buono Ventures Holding, an italian-based investment firm focused on supporting emerging businesses and brands with equity and sector expertise, a position he has held since January 2019. Previously, Mr. de Mojana was a partner at Permira, a global investment firm, from January 2004 until December 2018, where he was involved in a number of investments in the consumer and digital consumer space. From 2002 until 2004 he was the Co-founder and COO of a software knowledge management solution company later sold to Telefonica Group, and from 1997 until 2000 he was at McKinsey & Company in London and Milan. He is currently a member of the board of directors of several private companies in the consumer space. Mr. de Mojana holds a B.A in International Economics from Università Bocconi in Milan, and an MBA from Columbia University Business School in New York.

About Wix.com Ltd.

Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to have full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.

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Media Relations Contact: PR@wix.com.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may be identified by words like "believe," "may," "expect," "will," and similar terms or phrases. The forward-looking statements contained in this document are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions; our expectation that we will be able to increase the revenue we derive from the sale of premium subscriptions and business solutions, through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior; our expectations regarding execution of our multi-year strategic plan and cost reduction plan; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectations regarding the extent of the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides, the effectiveness of government policies, vaccine administration rates and other factors; our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business; our expectation that we will effectively manage the growth of our infrastructure; changes we expect may occur to technologies used in our solutions; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of increasing interest rates and inflationary pressures, lasting effects of COVID-19, and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and grow our partner activities as anticipated and other factors discussed under the heading "Risk Factors" in the Company’s annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 1, 2022. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.